UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

April 17, 2013	Commission File Number: 001-35766

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

Havant, UK — April 17, 2013 - Xyratex Ltd (Nasdaq: XRTX) today released the following financial information for the first quarter of its 2013 fiscal year, ended February 28, 2013:

•                                          Management’s Discussion and Analysis of Financial Condition and Results of Operations

•                                          Unaudited condensed consolidated financial statements

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Overview

We are a leading provider of data storage technology including modular solutions for the enterprise data storage industry and hard disk drive capital equipment. We report our operations in two product segments: Enterprise Data Storage Solutions and Hard Disk Drive (HDD) Capital Equipment.

Our Enterprise Data Storage Solutions products are primarily HDD based storage subsystems and solutions, which we sell to Original Equipment Manufacturers (OEMs) and providers of High Performance Computing (HPC) equipment. Our HDD Capital Equipment products consist of HDD manufacturing process equipment, which we sell directly to manufacturers of HDDs and their component suppliers. We form long-term strategic relationships with our customers and we support them through our operations in North America, Asia and Europe. In our 2012 fiscal year, sales to our top six customers accounted for 88% of our revenues with sales to NetApp, Dell and IBM accounting for 38%, 19% and 15% of our revenues respectively. Our top six customers in the three months ended February 28, 2013 accounted for 88% of our revenues with sales to IBM, NetApp and Dell accounting for 27%, 25% and 14% of our revenues, respectively. We had 29 customers that individually contributed more than $0.5 million to revenues in our 2012 fiscal year.

As well as our manufacturing and operational capability, our revenues are highly dependent on our research and development efforts. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Revenues

Revenues from sales of products in both of our segments are impacted by underlying increases in the amount of digitally stored information. Our Enterprise Data Storage Solutions revenues are primarily dependent on the worldwide enterprise data storage market, the market share of our OEM customer base, particularly that of key customers, and changes in that customer base. Our HDD Capital Equipment revenues are specifically affected by changes in shipped volume and increases in the individual storage capacity of disk drives. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

We experienced a decline in revenue in 2012 for our Enterprise Data Storage Solutions products, primarily due to specific customer factors. Commencing in 2009 we enabled NetApp, which was then our largest customer, to source a proportion of the products we supply under license from a contract manufacturer. This proportion was set at a maximum of 50% in our 2012 fiscal year, 75% in our 2013 fiscal year and 100% in our 2014 fiscal year. We are also being impacted by other changes in our customer base with reductions in revenue due to certain customer programs moving to in-house solutions. In 2013, we anticipate that these reductions will be offset in part by anticipated revenue from the introduction of a number of new products and programs including a growth in revenue from our new HPC data storage solution. Since the start of the third quarter of our 2012 fiscal year, our revenues have also been impacted by a decline in the underlying market. With continued weakness in this market, we believe our Enterprise Data Storage Solutions revenues are likely to continue to decline in our 2013 fiscal year. Over the longer term, our revenues from our major customers will significantly depend on our ability to continue to develop and manufacture products that compete well with products provided by contract manufacturers and these customers’ own development efforts.

Demand for our HDD Capital Equipment products has been negatively impacted by changes in the underlying market for disk drives, such as a reduction in demand for laptop drives, as well as customer specific factors including the acquisitions by Seagate and Western Digital of the disk drive operations of Samsung and Hitachi respectively. We estimate that revenue in our 2012 fiscal year included $50 million arising from the replacement of equipment damaged in the October 2011 Thailand floods. The demand for these products declined significantly after July 2012, reflecting continued uncertainty in the underlying demand for HDDs, partly due to weak demand in the global economy, although lately we have been seeing significant demand for products supporting 3.5 inch disk drives and HDD technology changes.

Foreign Exchange Rate Fluctuations

The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $77 million in our 2012 fiscal year) of our non-U.S. dollar operating expenses relates to payroll and other expenses of our U.K. operations. To a lesser extent we are also exposed to movements in the Malaysian Ringgit relative to the U.S. dollar due to our operations in Malaysia. We manage these exchange rate exposures through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

In previous fiscal years there has been significant volatility in the exchange rate between the U.K. pound and the U.S. dollar. We have hedged the majority of our exposure to this exchange rate movement for approximately one year ahead and we are particularly impacted by the movement in average annual exchange rates. The average value of the U.K. pound relative to the U.S. dollar did not move significantly from 2011 to 2012 and therefore 2013 expenses are not expected to be significantly impacted by changes in exchange rates.

Gross Profit

Our gross profit margins change primarily as a result of fluctuations in our product and customer mix. Our gross margins also change as a result of changes to product pricing, provisions for obsolescence, manufacturing volumes and costs of components.

Cost Reduction Exercise

Based on demand expectations for HDD Capital Equipment products in 2013 and beyond, as well as an anticipated further reduction in demand for Enterprise Data Storage Solutions products, we took action during our 2012 fiscal year to reduce expenses supporting these products in our 2013 fiscal year. These actions resulted in restructuring costs of $4.1 million in our 2012 fiscal year. Approximately $2 million of this amount related to manufacturing overheads, a reduction in which will lessen the impact of lower sales on gross margin. The remaining element of the program is expected to result in a reduction of approximately $17 million in annual operating expenses. We are planning further cost reduction actions in our 2013 fiscal year including the transfer of our North America manufacturing base from California, U.S. to Mexico and reducing operating expenses relating to Enterprise Data Storage Solutions. We expect the total impact of the 2012 and 2013 exercises on operating expenses in our 2013 fiscal year to be broadly offset by increased expenses supporting HPC and other related markets including development of software applications and sales and field support.

Share Repurchase Plan, Dividends

We announced in March 2011 that we would recommence the share repurchase plan initially approved during the first quarter of 2008 and increased the maximum value of shares that may be repurchased. According to the revised terms of the plan, we may repurchase up to an additional $50 million of the outstanding shares following April 30, 2011. As of November 30, 2012, we had 27.0 million shares outstanding, having repurchased 3.6 million shares in our 2011 fiscal year at an aggregate cost of $32.3 million and 1.2 million shares in our 2012 fiscal year at an aggregate cost of $13.6 million. These amounts have been deducted from Additional Paid in Capital. We did not repurchase any shares during the three months ended February 28, 2013.

Cash dividends declared in our 2012 fiscal year amounted to an aggregate of $0.29 per share and totaled $8.0 million. In December 2012, we declared and paid a one-time, special cash dividend of $54.3 million or $2.00 per share and a quarterly dividend of $2.0 million or $0.075 per share. In March 2013, we announced a quarterly cash dividend of $0.075 per share, which will be payable in May 2013, for a total of approximately $2.1 million.

Provision for Income Taxes

Our Malaysian operations benefit from a beneficial tax status which has provided us with a zero tax rate on substantially all of our income arising in Malaysia. The beneficial tax status relating to Enterprise Data Storage Solutions products was granted in February 2009 and ends in 2017. The beneficial tax status relating to HDD Capital Equipment products was granted in 2006 and ended in May 2012. We are seeking to obtain future incentives to extend the beneficial arrangements for both product groups and would expect the result of this application to be determined during the first half of our 2013 fiscal year. We have recorded a deferred tax asset of $2.2 million related to our Malaysia operations on the basis that the beneficial tax status will not be renewed. If the incentive is renewed, the recording of this asset will be reversed and a tax expense of this amount will be recorded. The continuing beneficial tax status is also subject to us meeting certain requirements. Of the $2.2 million deferred tax asset recorded in 2012, $1.5 million relates to the 2011 fiscal year which we determined should have been recognized in our 2011 financial statements. We also determined that this amount was not material relative to our 2011 fiscal year or our 2012 fiscal year and therefore we corrected this error as an adjustment in our 2012 fiscal year.

We have significant loss carryforwards and other deferred tax assets in the United Kingdom and as a result we have not been required to make any significant U.K. tax payments in recent fiscal years. As of November 30, 2012, we retained a deferred tax asset of $15.3 million related to loss carryforwards and other timing differences in the United Kingdom. We recorded a U.K. tax loss in our 2012 fiscal year primarily as a result of the beneficial U.K. research and development tax credit regime. We determined that we should not record a valuation allowance in relation to these assets at November 30, 2012. The key factors we took into account in concluding that it was more likely than not that we would be able to realize this asset were: the company is not in a multi-year cumulative loss position; management forecasts for the next several years indicate utilization of the asset; the fact that U.K. loss carryforwards have no time limit; past experience of utilization and predicted growth in underlying demand for data storage. If we do not achieve management forecasts there is a reasonable possibility that a valuation allowance will need to be recorded in future periods. As of November 30, 2012, we retained a deferred tax asset of $6.6 million related to loss carryforwards and other timing differences in the United States.

In the United Kingdom and the United States, we benefit from research and development tax credits.

Results from Continuing Operations

The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Three Months Ended
	February 28, 2013	February 29, 2012
Revenues	100.0%	100.0%
Cost of revenues	81.1	82.1
Gross profit	18.9	17.9
Operating expenses:
Research and development	12.5	8.3
Selling, general and administrative	9.1	5.7
Amortization of intangible assets	0.3	0.3
Operating income (loss)	(2.9)	3.6
Net income (loss)	(2.6)	3.7

Segment gross profit as a percentage of segment revenues:
Enterprise Data Storage Solutions	17.9	17.3
HDD Capital Equipment	28.9	25.5

Three Months Ended February 28, 2013 Compared to the Three Months Ended February 29, 2012

The following is a tabular presentation of our results of operations for the three months ended February 28, 2013 compared to the three months ended February 29, 2012. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three Months Ended		Increase/(Decrease)
	February 28, 2013	February 29, 2012	Amount	%
	(U.S. dollars in thousands)
Revenues:
Enterprise Data Storage Solutions	$176,546	$272,069	$(95,523)	(35.1)
HDD Capital Equipment	19,051	23,597	(4,546)	(19.3)
Total revenues	195,597	295,666	(100,069)	(33.8)
Cost of revenues	158,832	242,627	(83,795)	(34.5)
Gross profit:
Enterprise Data Storage Solutions	31,531	47,113	(15,582)	(33.1)
HDD Capital Equipment	5,508	6,027	(519)	(8.6)
Non cash equity compensation	(105)	(101)	(4)	—
Total gross profit	36,934	53,039	(16,105)	(30.4)
Operating expenses:
Research and development	24,409	24,668	(259)	(1.0)
Selling, general and administrative	17,798	16,778	1,020	6.1
Amortization of intangible assets	492	970	(478)	—
Operating income (loss)	(5,765)	10,623	(16,388)	—
Interest income, net	80	186	(106)	—
Benefit for income taxes	550	52	(498)	—
Net income (loss)	$(5,135)	$10,861	$(15,996)	—

Revenues

The 33.8% decrease in our revenues in the three months ended February 28, 2013 compared to the three months ended February 29, 2012 was primarily attributable to decreased sales of our Enterprise Data Storage Solutions products.

Revenues from sales of our Enterprise Data Storage Solutions products decreased by $95.5 million, or 35.1% in the three months ended February 28, 2013 compared to the three months ended February 29, 2012. This resulted primarily from a reduction in revenues from certain of our major customers related to changes in their sourcing, including a $77 million decrease in revenues from our previous largest customer, NetApp, as described in the overview, and a reduction of revenue of $44 million from Dell. We believe that demand from these and other customers was also reduced due to weakness in the enterprise storage market. This was partially offset by sales of our new HPC products which totaled $19 million in the three months ended February 28, 2013.

Revenues from sales of our HDD Capital Equipment products were at a relatively low level in both periods, primarily reflecting seasonal factors. Revenues from these products are subject to significant fluctuations from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

Cost of Revenues and Gross Profit

The decrease in cost of revenues and gross profit in the three months ended February 28, 2013 compared to the three months ended February 29, 2012 was primarily due to lower Enterprise Data Storage Solutions revenues. As a percentage of revenues, our gross profit was 18.9% for the three months ended February 28, 2013 compared to 17.9% for the three months ended February 29, 2012. This higher percentage gross profit was attributable to increased gross margins in both the Enterprise Data Storage Solutions and the HDD Capital Equipment segments.

The gross margin for our Enterprise Data Storage Solutions products increased to 17.9% in the three months ended February 28, 2013 from 17.3% in the three months ended February 29, 2012. This was primarily due to a number of changes in customer and product mix offset by a decrease of 1.6% due to the effect of fixed costs relative to lower sales volumes.

The gross margin for HDD Capital Equipment products increased to 28.9% in the three months ended February 28, 2013, from 25.5% in the three months ended February 29, 2012. This increase resulted primarily from changes in product mix.

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $0.1 million for the three month periods ended February 28, 2013 and February 29, 2012. See Note 12 to our condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

Research and development expense did not change significantly in the three months ended February 28, 2013 compared to the three months ended February 29, 2012. A reduction in expenses related to HDD Capital Equipment described in the overview was offset by increased expense related to Enterprise Data Storage Solutions products.

Selling, General and Administrative

Selling, general and administrative expense increased by $1.0 million, or 6.1%, in the three months ended February 28, 2013 compared to the three months ended February 29, 2012. This increase primarily related to increased sales and marketing expense associated with HPC products, partially offset by reduced expenses related to HDD Capital Equipment products.

Benefit for Income Taxes

The benefit for income taxes in the three months ended February 28, 2013 of $0.6 million includes a benefit of $0.7 million relating to the recognition of a deferred tax asset for U.S. research and development tax credits, and a benefit of $0.8 million resulting from finalization of U.K. research and development credits for the 2010 fiscal year. These were partially offset by an expense of $1.0 million based on our current estimate that there will be a negative effective tax rate of 17% for the year ending November 30, 2013. The benefit for income taxes in the three months ended February 29, 2012 was based on our estimate of the effective tax rate based on a forecast of income before taxes for the year ended November 30, 2012, offset by $2.0 million of exceptional benefits, primarily a $1.5 million benefit from the recognition of a deferred tax asset for our Malaysian operations as described in the overview.

Net Income(Loss)

The most significant contributor towards the recording of net loss of $5.1 million for the three months ended February 28, 2013 compared to a net income of $10.9 million for the three months ended February 29, 2012, was the decrease in revenues in the Enterprise Data Storage Solutions segment.

Non-GAAP Financial Measures

The following discussion and analysis of our results of operations include certain non-GAAP financial measures as identified in the reconciliation below. The intention in providing these non-GAAP measures is to provide supplemental information regarding our operational performance while recognizing that they have material limitations and that they should only be referred to, with reference to, and not considered to be a substitute for, or superior to, the corresponding GAAP measure. The financial results calculated in accordance with GAAP and reconciliations of these non-GAAP measures to the comparable GAAP measures should be carefully evaluated. The non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

We believe that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to our historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred; (c) the exclusion of the related tax effects of excluding items (a) and (b) is necessary to show the effect on net income (loss) of the change in tax expense that would have been recorded if these items had not been incurred; and (d) the recognition of the Malaysia deferred tax asset relates to the potential for the non-renewal of certain tax incentive arrangements in 2012, is non-recurring and will reverse if the incentive arrangements are renewed.

Included in the table below is a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures as provided above.

	Three Months Ended
	February 28, 2013	February 29, 2012
	(U.S. dollars in thousands, except per share amounts)
Summary Reconciliation of GAAP Net Income (Loss) To Non-GAAP Net Income (Loss)

GAAP net income (loss)	$(5,135)	$10,861
Amortization of intangibles	492	970
Equity compensation	1,532	1,713
Tax effect of above non-GAAP adjustments	(466)	(671)
Malaysia deferred tax asset recognized	—	(1,489)
Non-GAAP net income (loss)	$(3,577)	$11,384

Diluted Earnings (Loss) Per Share (GAAP)	$(0.19)	$0.38

Diluted Earnings (Loss) Per Share (non-GAAP)	$(0.13)	$0.40

Weighted average common shares (in thousands), used in computing diluted net earnings (loss) per share:	27,202	28,786

On a non-GAAP basis, a net loss of $3.6 million was recorded for the three months ended February 28, 2013 compared with the recording of net income of $11.4 million for the three months ended February 29, 2012 and diluted loss per share was $0.13 compared with diluted earnings per share of $0.40. These changes were a result of the same factors described above in the section “— Three Months Ended February 28, 2013 Compared to the Three Months Ended February 29, 2012.”

Liquidity and Capital Resources

We finance our operations primarily through cash balances and cash flow from operations.

Cash flows

Net cash provided by operating activities was $37.9 million in the three months ended February 28, 2013, compared to $34.2 million in the three months ended February 29, 2012.

Cash provided by operating activities of $37.9 million for the three months ended February 28, 2013 resulted primarily from a decrease in working capital of $37.5 million. The decrease in working capital primarily related to a decrease in accounts receivable of $34.1 million and a decrease in inventory of $27.3 million. These were partially offset by a decrease in accounts payable of $10.1 million and a decrease in deferred revenue of $9.3 million. The changes in accounts payable, accounts receivable and inventory resulted from a reduction in sales. The decrease in deferred revenue primarily related to revenue being recognized for an HPC installation.

Cash provided by operating activities of $34.2 million for the three months ended February 29, 2012 resulted from net income after excluding net non-cash charges of $16.9 million and a decrease in working capital of $17.3 million. The decrease in working capital primarily related to decreases in accounts receivable and inventory of $48.6 million and $11.7 million respectively and increased deferred income of $5.5 million. These were offset by a decrease in accounts payable of $46.3 million. These changes resulted from a reduction in revenue and, in addition, inventory decreased due to advance disk drive purchasing in the last quarter of our 2011 fiscal year in response to supply constraints caused by the Thailand floods.

Net cash used in investing activities for the three months ended February 28, 2013 amounted to $6.0 million. This amount included $4.7 million related to capital expenditure and $1.3 million for the purchase of an intangible asset. Net cash used in investing activities for the three months ended February 29, 2012 amounted to $7.7 million. This amount included $4.2 million related to capital expenditure. The remaining balance of $3.5 million related to the final payment for a patent cross license.

Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines and test equipment. We would expect our capital expenditure to generally change in line with our revenues.

Net cash used in our financing activities was $56.3 million in the three months ended February 28, 2013, consisting of dividends paid to our shareholders, including a one-time special cash dividend of $2.00 per share amounting to $54.3 million. Net cash used in our financing activities was $3.3 million in the three months ended February 29, 2012, primarily consisting of dividends paid to our shareholders.

Liquidity

As of February 28, 2013, our principal source of liquidity consisted of cash and cash equivalents of $92.8 million. Our cash and cash equivalents are denominated primarily in U.S. dollars and held in variable interest liquidity funds and bank deposits. Our future financing requirements will depend on many factors, but are particularly affected by our ability to generate profits, changes in revenues and associated working capital requirements, changes in the payment terms with our major customers and suppliers and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we might choose to make. We believe that our cash and cash equivalents will be sufficient to meet our cash requirements at least through the next 12 months.

Accounting Policies

Critical Accounting Policies

Our critical accounting policies are set out in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on February 21, 2013. By “critical accounting policies” we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates about matters that are inherently uncertain. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.

XYRATEX LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

	February 28,	November 30,
	2013	2012
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$92,823	$117,174
Accounts receivable, net	98,848	132,917
Inventories	144,259	171,605
Prepaid expenses	4,158	3,134
Deferred income taxes	205	228
Other current assets	5,255	7,121
Total current assets	345,548	432,179
Property, plant and equipment, net	40,860	40,194
Intangible assets, net	15,783	14,975
Deferred income taxes	25,329	23,929
Total assets	$427,520	$511,277

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$72,068	$82,125
Employee compensation and benefits payable	15,316	17,961
Deferred revenue	9,227	18,521
Income taxes payable	633	369
Other accrued liabilities	18,082	17,767
Total current liabilities	115,326	136,743
Long-term debt	—	—
Total liabilities	$115,326	$136,743

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 27,558 and 27,024 issued and outstanding	$275	$270
Additional paid-in capital	313,522	354,593
Accumulated other comprehensive income (deficit)	(1,603)	863
Accumulated income (deficit)	—	18,808
Total shareholders’ equity	312,194	374,534
Total liabilities and shareholders’ equity	$427,520	$511,277

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	February 28,	February 29,
	2013	2012
	(US dollars in thousands, except per share amounts)

Revenues	$195,597	$295,666
Cost of revenues	158,663	242,627
Gross profit	36,934	53,039

Operating expenses:
Research and development	24,409	24,668
Selling, general and administrative	17,798	16,778
Amortization of intangible assets	492	970
Total operating expenses	42,699	42,416
Operating income (loss)	(5,765)	10,623
Interest income, net	80	186
Income (loss) before income taxes	(5,685)	10,809
Benefit for income taxes	(550)	(52)
Net income (loss)	$(5,135)	$10,861

Net earnings (loss) per share:
Basic	$(0.19)	$0.39
Diluted	$(0.19)	$0.38

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	27,202	27,750
Diluted	27,202	28,786

Cash dividends declared per share	$2.08	$0.07

Comprehensive income (loss):
Net income (loss)	$(5,135)	$10,861
Unrealized gain (loss) on forward foreign currency contract	(2,231)	1,080
Reclassification of loss (gain) into net income (loss)	(235)	422

Total comprehensive income (loss)	$(7,601)	$12,363

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts, in thousands)

					Accumulated
	Number of		Additional		other
	Common		paid in	Accumulated	comprehensive
	Shares	Par value	capital	income	income	Total

Balances as of November 30, 2011	27,568	$276	$361,070	$9,165	$(1,337)	$369,174
Issuance of common shares	546	5	9			14
Non-cash equity compensation			1,713			1,713
Net income				$10,861		10,861
Other comprehensive income					1,080	1,080
Reclassification of other comprehensive loss					422	422
Dividends to shareholders				(1,834)		(1,834)
Balances as of February 29, 2012	$28,114	$281	$362,792	$18,192	$165	$381,430

					Accumulated
	Number of		Additional		other
	Common		paid in	Accumulated	comprehensive
	Shares	Par value	capital	income/ (deficit)	income (loss)	Total

Balances as of November 30, 2012	27,024	$270	$354,593	$18,808	$863	$374,534

Issuance of common shares	534	5	(5)			0
Non-cash equity compensation			1,532			1,532
Net loss				(5,135)		(5,135)
Other comprehensive loss					(2,231)	(2,231)
Reclassification of other comprehensive income					(235)	(235)
Dividends to shareholders			(42,598)	(13,673)		(56,271)
Balances as of February 28, 2013	$27,558	$275	$313,522	$0	$(1,603)	$312,194

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	February 28,	February 29,
	2013	2012
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(5,135)	$10,861
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,019	4,160
Amortization of intangible assets	492	970
Non-cash equity compensation	1,532	1,713
Gain on sale of assets	—	(50)
Deferred income taxes	(555)	(754)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	34,069	48,599
Inventories	27,346	11,728
Prepaid expenses and other current assets	(309)	865
Accounts payable	(10,057)	(46,337)
Employee compensation and benefits payable	(2,645)	(572)
Deferred revenue	(9,294)	5,501
Income taxes payable	264	664
Other accrued liabilities	(1,822)	(3,123)
Net cash provided by operating activities	37,905	34,225

Cash flows from investing activities:
Investments in property, plant and equipment	(4,685)	(4,168)
Payment for acquisition of intangible assets	(1,300)	(3,500)
Net cash used in investing activities	(5,985)	(7,668)

Cash flows from financing activities:
Proceeds from issuance of shares	—	8
Dividends to shareholders	(56,271)	(3,355)
Net cash used in financing activities	(56,271)	(3,347)
Change in cash and cash equivalents	(24,351)	23,210
Cash and cash equivalents at beginning of period	117,174	132,630
Cash and cash equivalents at end of period	$92,823	$155,840

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars and amounts in thousands, except per share data, unless otherwise stated)

1.              The Company and its Operations

Xyratex Ltd together with its subsidiaries (the Company) is a leading provider of data storage technology with principal operations in the United Kingdom (U.K.), North America and Malaysia. We report our business in two product groups: Enterprise Data Storage Solutions and Hard Disk Drive (HDD) Capital Equipment. Our Enterprise Data Storage Solutions products are primarily HDD based data storage subsystems and solutions which we supply to Original Equipment Manufacturers or OEMs and providers of High Performance Computing equipment. Our HDD Capital Equipment products consist of HDD manufacturing process equipment, which we sell directly to manufacturers of HDDs and their component suppliers.

2.              Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S.).

These condensed consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the U.S. have been condensed or omitted. In addition, the results of operations for the interim periods may not necessarily be indicative of the operating results that may be incurred for the entire year.

The November 30, 2012 balance sheet was derived from audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the U.S. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Form 20-F as filed with the Securities and Exchange Commission on February 21, 2013.

3.              Equity Compensation Plans

The following table summarizes equity compensation expense related to share-based awards:

	Three months ended
	February 28, 2013	February 29, 2012
Equity compensation:
Cost of revenues	$105	$101
Research and development	460	662
Selling, general and administrative	967	950
Total equity compensation	1,532	1,713
Related income tax benefit	$352	$428

The Company’s share based awards primarily consist of Restricted Stock Units (RSUs). The Company also operates an Employee Share Purchase Plan (ESPP) for U.S. employees and a Sharesave option plan (Sharesave Plan) for U.K. employees. As of February 28, 2013, there were 3,870 shares authorized for future grants under all share plans.

Restricted Stock Units

RSUs generally require that shares be awarded over four years from the date of grant, subject to continued service. The vesting of these units is also generally subject to the achievement of certain performance conditions in the year of grant. The holders of RSUs do not hold rights to dividends or dividend equivalents. Equity compensation expense relating to RSUs totaling $1,415 has been recorded in the three months ended February 28, 2013.  RSUs granted, vested, canceled and forfeited are summarized as follows:

	RSU	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Non-vested RSUs at November 30, 2012	1,836	$14.03	1.6
Granted	—	—
Vested	(533)	11.74
Cancelled/forfeited	(593)	16.65
Non-vested RSUs at February 28, 2013	710	13.55	1.4
Non-vested RSUs expected to vest at February 28, 2013	665		1.3	$6,139

Share Option Activity

The Company has four plans under which employees were granted options to purchase Xyratex Ltd shares prior to 2006. The number of options outstanding and exercisable under these plans at February 28, 2013 was 444 with a weighted average exercise price of $14.12, weighted average remaining contractual term of 1.8 years and an aggregate intrinsic value of $nil. In the three months ended February 28, 2013, no options were exercised.

Employee Stock Purchase Plan and Sharesave Plan

Employees contributed approximately $182 to awards granted under the ESPP and Sharesave Plan. No shares were issued under the Sharesave Plan or the ESPP in the three months ended February 28, 2013.

4.              Net Earnings (Loss) per Share

Basic net earnings (loss) per share for the three months ended February 28, 2013 and February 29, 2012 is computed by dividing net income (loss) by the weighted-average number of common shares. Diluted net earnings per share gives effect to all potentially dilutive common share equivalents outstanding during the period as set out in the table below.

	Number of common shares
	Three months ended
	February 28, 2013	February 29, 2012
Total weighted average common shares — basic	27,202	27,750
Dilutive effect of share options	—	109
Dilutive effect of RSUs	—	927
Total weighted average common shares — diluted	27,202	28,786

Number of options and other share based awards excluded from the calculation because the effect would be anti-dilutive	505	—

5.              Equity and Dividends

Repurchase of Common Shares

The Company announced in March 2011 that it would recommence the share purchase plan initially approved during the first quarter of 2008 and increased the maximum value of shares that may be repurchased. According to the revised terms of the plan, the Company may repurchase up to an additional $50,000 of the outstanding shares following April 30, 2011. Under the plan the Company repurchased 3,602 shares at an aggregate cost of $32,291 in the year ended November 30, 2011 and 1,199 shares at an aggregate cost of $13,600 in the year ended November 30, 2012. No shares were repurchased in the three months ended February 28, 2013.

Dividends

In the year ended November 30, 2012 the Company declared four dividends totaling $0.29 per common share, or $8,017.

On December 17, 2012, the Company declared a one-time, special cash dividend of $2.00 per common share and an accelerated quarterly dividend of $0.075 per common share. These dividends, which totaled $56,271, were paid on December 31, 2012 to shareholders of record as of December 27, 2012.

On December 17, 2012, the Board of Directors also adopted a shareholder rights plan pursuant to which the Board of Directors declared a dividend distribution of one preferred share purchase right on each outstanding common share of the Company. The rights are not currently exercisable, are currently attached to and trade with the common shares and will expire on December 17, 2013. The rights are designed to assure that all of the Company’s shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all shareholders a control premium. The rights will cause substantial dilution to a person or group that acquires 15% or more of the common shares on terms not approved by the Board of Directors.

6.              Financial Instruments

The Company’s principal financial instruments, other than derivatives, comprise cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company also enters into derivatives in order to manage currency risks arising from the Company’s operations. The Company does not hold financial instruments for trading purposes.

Forward Foreign Exchange Contracts and Options

Over 90% of the Company’s revenues are denominated in the U.S. dollar, whereas certain expenses are incurred in U.K. pounds and Malaysian ringgits. Therefore, the Company is exposed to foreign currency exchange rate risk which creates volatility in income and cash flows from period to period. In part, the Company manages this exposure through entering into forward foreign exchange contracts and options to reduce the volatility of income and cash flows associated with this risk. The Company designated all of its forward foreign currency contracts as qualifying for cash flow hedge accounting. Changes in the fair value of these instruments are deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated expense in the normal course of business and accordingly, they are not speculative in nature. The counterparty to the foreign currency contracts is an international bank. Such contracts are for two years or less at inception.

The following table summarizes the foreign currency derivative contract activity during the period:

Number of contracts

At November 30, 2012	34
Matured during the period	(9)
New contracts entered into during the period	13
At February 28, 2013	38

The fair value of derivative instruments and their location in the consolidated balance sheet as of February 28, 2013 and November 30, 2012 were as follows:

Derivatives designated as hedging instruments	Balance Sheet Location	February 28, 2013	November 30, 2012

Asset derivatives	Other current assets	$—	$1,313
Liability derivatives	Other current liabilities	$1,940	$—

The effect of derivative instruments designated as cash flow hedges on the condensed consolidated statement of operations for the three months ended February 28, 2013 was as follows:

Derivatives in cash flow hedging relationships	Gain (Loss) Recognized (1)	Gain (Loss) Reclassified (2)

Foreign exchange contracts	$2,231	$235

(1) Amount recognized in AOCI (effective portion) net of tax of $728.

(2) Amount of gain (loss) reclassified from AOCI into income (effective portion) located in expense net of tax of $59.

Unrealized gains and losses reported in AOCI will be reclassified to earnings as the forecast expenditures for which the foreign exchange contracts have been entered into arise. It is estimated that all of the unrealized amounts in respect of foreign exchange contracts are expected to be reclassified to earnings during the next nine months.

The following table shows derivatives existing as of February 28, 2013 and November 30, 2012:

	February 28,	November 30,
Derivatives between U.K. pound and U.S. dollar	2013	2012

Nominal value of forward exchange contracts and options	$50,530	$50,232
Fair value of contracts — asset (liability)	$(2,116)	$932
Average rate of contract	$1.58	$1.57
Period end rate	$1.51	$1.60

	February 28,	November 30,
Derivatives between Malaysian ringgit and U.S. dollar	2013	2012

Nominal value of forward exchange contracts and options	$18,000	$18,000
Fair value of contracts — asset	$176	$381
Average rate of contract	$0.32	$0.32
Period end rate	$0.32	$0.33

Fair values

The carrying values of all financial instruments, including forward foreign exchange contracts, approximate their fair values. Assets and liabilities required to be carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of February 28, 2013 and November 30, 2012 aggregated by the level in the fair-value hierarchy within which those measurements fall:

	February 28, 2013		November 30, 2012
	Total	Significant Other Observable Inputs (Level 2)	Total	Significant Other Observable Inputs (Level 2)
Foreign currency forward contracts—asset (liability) position	$(1,940)	$(1,940)	$1,313	$1,313

The Company’s forward foreign exchange contracts and options are measured on a recurring basis based on foreign currency spot rates and forward rates quoted by banks (level 2 criteria) and are marked-to-market each period with gains and losses on these contracts recorded in Other Comprehensive Income with the offsetting amount for unsettled positions being included in either other current assets or other accrued liabilities in the balance sheet.

7.              Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either two or three institutions and such deposits generally exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Three customers, each with balances greater than 10% of total accounts receivable, represented 74% of the total accounts receivable balance at February 28, 2013 and three customers represented 60% of the total accounts receivable balance at November 30, 2012. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management’s expectations.

During the three months ended February 28, 2013 revenues from three customers represented 66% of total revenues and during the three months ended February 29, 2012, revenues from three customers represented 83% of total revenues. No other customer accounted for more than 10% of revenues in either period.

8.              Intangible Assets

Identified Intangible Assets

	February 28, 2013	November 30, 2012
Existing technology	$700	$700
Patents and core technology	10,000	10,000
In process research and development	2,100	2,100
Software	2,500	1,200
	15,300	14,000
Accumulated amortization	(6,617)	(6,125)
	$8,683	$7,875

During the three months ended February 28, 2013 the Company acquired certain open source software code and related assets for a cash purchase price of $1,300. The Company has determined that this amount should be recorded as developed software.

Goodwill

There were no changes in the carrying amount of goodwill for the three months ended February 28, 2013.

9.              Inventories

	February 28,	November 30,
	2013	2012

Finished goods	$33,103	$30,456
Work in progress	26,515	33,202
Raw materials	84,641	107,947
	$144,259	$171,605

10.       Income Taxes

The benefit for income taxes for the three months ended February 28, 2013 was based on a negative effective tax rate of 17%. The difference between this rate and the U.K. statutory rate of 23% was primarily related to income tax exemptions for the Company’s Malaysian operations and research and development tax credits. Forecasts of income exclude significant unusual and extraordinary items that are separately included in the tax charge.

Included in the income tax benefit of $550 in the three months ended February 28, 2013 is a benefit of $750 relating to the recognition of a deferred tax asset for U.S. research and development tax credits following The American Taxpayer Relief Act signed into law on January 2, 2013 which extended these benefits retroactively. The remainder of the benefit of $777 arises following the conclusion of enquiries by the U.K. tax authorities into certain aspects of the Company’s 2010 U.K. tax return.

The provision for income taxes for the three month period ended February 29, 2012 was based on an effective tax rate of 17%. The difference between this rate and the U.K. statutory rate of 25% is primarily related to income tax exemptions for the Company’s Malaysian operations and research and development tax credits. Forecasts of income exclude significant unusual and extraordinary items that are separately included in the tax charge.

Included in the income tax benefit of $52 in the three months ended February 29, 2012 is a benefit of $1,489 resulting from the recognition of a deferred tax asset for the Company’s Malaysian operations and a benefit of $495 resulting from the lapse of the applicable statute of limitations for the Company’s 2009 U.K. tax return.

The Malaysian deferred tax asset was recorded due to the assumption that certain timing differences will reverse following the expiry of specific tax incentives. A renewal of the tax incentives has been applied for and if granted this asset will reverse as a tax expense. This amount relates to the 2011 fiscal year and the Company determined that this amount should have been recognized in its 2011 financial statements. The Company also determined that this amount was not material relative to the year ended November 30, 2011 and therefore corrected this error as an out of period adjustment in the three months ended February 29, 2012.

11.       Product Warranty Liability

The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware. The following table provides the changes in the product warranty accrual for the three months ended February 28, 2013:

Amount of liability
Balance at November 30, 2012	$4,006
Accruals for warranties issued during the period	1,424
Settlements made during the period	(1,900)
Balance at February 28, 2013	$3,530

12.       Segment Information

The Company reports its operations in two product segments: Enterprise Data Storage Solutions and HDD Capital Equipment.

Description of the Company’s segments:

Enterprise Data Storage Solutions. HDD based storage subsystems and solutions which are sold to Original Equipment Manufacturers (OEMs) and providers of High Performance Computing equipment.

HDD Capital Equipment. HDD manufacturing process equipment, which is sold directly to manufacturers of HDDs and their component suppliers.

Segment revenue and profit. The following tables reflect the results of the Company’s reportable segments under the Company’s management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the United States and in particular does not include equity compensation expense. The performance of each segment is generally measured based on gross profit before non-cash equity compensation.

	Three Months Ended
	February 28,	February 29,
	2013	2012
Revenues:
Enterprise Data Storage Solutions	$176,546	$272,069
HDD Capital Equipment	$19,051	$23,597
Total Segments	$195,597	$295,666

Gross profit:
Enterprise Data Storage Solutions	$31,531	$47,113
HDD Capital Equipment	$5,508	$6,027
Total Segments	$37,039	$53,140
Equity Compensation (note 3)	$(105)	$(101)
Total	$36,934	$53,039

Depreciation and amortization:
Enterprise Data Storage Solutions	$2,582	$2,286
HDD Capital Equipment	$684	$1,719
Total Segments	$3,266	$4,005
Corporate	$1,245	$1,124
Total	$4,511	$5,129

Total segments revenue represents total revenues as reported by the Company for all periods presented. Gross profit above represents gross profit as reported by the Company for all periods presented. Income (loss) before income taxes as reported by the Company for all periods presented also includes total operating expenses and net interest income. The chief operating decision maker does not review asset information by segment and therefore no segment asset information is presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: April 17, 2013	By:	/s/ Richard Pearce
		Name:	Richard Pearce
		Title:	Chief Financial Officer